Morgan Stanley & Co. LLC

Citigroup Global Markets Inc.

c/o Morgan Stanley & Co. LLC

  1585 Broadway

  New York, New York 10036

c/o Citigroup Global Markets Inc.

  388 Greenwich Street

  New York, New York 10013

September 25, 2017

Re:	Roku, Inc.

Registration Statement on Form S-1

Registration File No. 333-220318

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Roku, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on September 27, 2017, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s preliminary prospectus dated September 18, 2017.

i.	Dates of distribution: September 18, 2017 through the date hereof

ii.	Number of prospective underwriters to which the preliminary prospectus was furnished: 7

iii.	Number of preliminary prospectuses furnished to investors: approximately 2,609

Securities and Exchange Commission	2	September 25, 2017

iv.	Number of preliminary prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants, and underwriters’ counsel: approximately 110

We, the undersigned, as representatives of the several underwriters, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Morgan Stanley & Co. LLC Citigroup Global Markets Inc.

Acting severally on behalf of themselves and the several Underwriters

By:	Morgan Stanley & Co. LLC

By:	/s/ Lauren Cummings
Name:	Lauren Cummings
Title:	Executive Director

By:	Citigroup Global Markets Inc.

By:	/s/ Brandon Rasmusson
Name:	Brandon Rasmusson
Title:	Director

[Signature Page to Acceleration Request]